September 25, 2008
VIA EDGAR AND FEDEX
Kristina Aberg
United States Securities and Exchange Commission
Division Of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	File No. 001-11718
Dear Ms. Aberg:
          In accordance with our conversation on September 22, 2008, Equity LifeStyle Properties, Inc. (the “Company,” “we,” “us,” or “our”) has filed the “Form of Trust Agreement Establishing Howard Walker Deferred Compensation Trust” (the “Agreement”) dated December 8, 2000, with the United States Securities and Exchange Commission (the “Commission”) in a Form 8-K filed on September 25, 2008. The staff of the Commission originally requested in a letter to the Company dated September 11, 2008, the filing of this Agreement.
          In connection with our responses to comments received on September 22, 2008 and September 11, 2008, from the Commission pertaining to our Form 10-K for the fiscal year ended December 31, 2007 and our Proxy Statement on Schedule 14A, we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or revisions to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or require additional information, please feel free to contact me at 312-279-1496.

EQUITY LIFESTYLE PROPERTIES, INC.
/s/ Michael B. Berman
Michael B. Berman
Executive Vice President and Chief Financial Officer